                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              -------------------
                                  Schedule 13D
                              -------------------

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                   Under the Securities Exchange Act of 1934


                           Iron Mountain Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  46284P 10 4
                                 (CUSIP Number)
                                                         with a copy to:
        Kent P. Dauten                                    Edward T. Swan
    Keystone Capital, Inc.                               KIRKLAND & ELLIS
 520 Lake Cook Road, Suite 450                        200 East Randolph Drive
   Deerfield, Illinois 60015                          Chicago, Illinois 60601
        (847) 236-5350                                     (312) 861-2465


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 31, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 10 Pages

                          Exhibit Index is on page 9

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 46284P 10 4                                    PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Kent P.. Dauten

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          939,485.11        (7.0%)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             24,598.89         (0.2%)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             851,580.00        (6.3%)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          112,504.00        (0.8%)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      939,485.11
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [x]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

[CUSIP No. 46284P 10 4]           Schedule 13 D             [Page 3 of 10 Pages]

Item 1.   Security and Issuer.

          This statement relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Iron Mountain Incorporated, a Delaware corporation (the "Issuer"), that were issued by the Issuer on October 31, 1997. The Issuer's principal executive offices are located at 745 Atlantic Avenue, 10th Floor, Boston, Massachusetts 02110.


Item 2.   Identity and Background.

          (a) This statement is being filed by the following person pursuant to Rule 13d-(1)(a) under the Securities Exchange Act of 1934, as amended (the "Act"): Kent P. Dauten, an individual, by virtue of his ownership of more than 5% of the outstanding Common Stock of the Issuer. Mr. Dauten is referred to herein as the "Reporting Person."

          (b) The principal business address of the Reporting Person is c/o Keystone Capital, Inc., 520 Lake Cook Road, Suite 450, Deerfield, Illinois 60015.

          (c) The Reporting Person is a venture capitalist and private equity investor and is the president of Keystone Capital, Inc., an Illinois corporation with a principal business address of 520 Lake Cook Road, Suite 450, Deerfield, Illinois 60015 ("Keystone"), which provides financial and management advisory services to entities owned or controlled by the Reporting Person.

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.

          The Common Stock acquired by the Reporting Person was acquired in connection with the merger (the "Merger") of HIMSCORP, Inc., a Delaware corporation ("HIMSCORP"), with and into Iron Mountain Records Management, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("IMRM"), pursuant to that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 17, 1997, by and among HIMSCORP, the Issuer and IM-3 Acquisition Corp., a Delaware corporation ("IM-3"). The Merger Agreement is attached hereto as Exhibit A. The Reporting Person at all times since February 1, 1995 (i.e., the date of initial

[CUSIP No. 46284P 10 4]           Schedule 13 D             [Page 4 of 10 Pages]

issuance of shares of HIMSCORP) has been the holder of a majority of the voting securities of HIMSCORP. Pursuant to the terms of the Merger Agreement, each outstanding share of HIMSCORP common stock was converted into the right to receive an amount of cash and an amount of Common Stock of the Issuer. Accordingly, the outstanding shares of HIMSCORP common stock owned by the Reporting Person were converted into the number of shares of Common Stock of the Issuer acquired by the Reporting Person on October 31, 1997.


Item 4.   Purpose of Transaction.

          The following is a summary of the principal terms of the transaction. This summary is qualified in its entirety by reference to the definitive agreements referred to herein and attached hereto as exhibits.

          The Merger Agreement was entered into by HIMSCORP, the Issuer and IM-3 as of September 17, 1997. The transactions contemplated by the Merger Agreement were structured to achieve a partially tax-free exchange of the outstanding common stock of HIMSCORP in return for shares of Common Stock of the Issuer.
The closing of the Merger occurred on October 31, 1997. In connection with the Merger, the former stockholders of HIMSCORP received, in the aggregate, 1,202,369.00 shares of Common Stock of the Issuer, together with $24,929,224.88 in cash.

          Pursuant to the terms of the Merger Agreement, the Issuer has agreed to nominate the Reporting Person to the board of directors of the Issuer (the "Board"). As such, the Reporting Person anticipates that he will be elected as a director of the Issuer at the next regularly scheduled meeting of the Board, which meeting is currently scheduled for December 8, 1997.

          As a condition to the obligation of the Issuer to consummate the Merger, each former stockholder of HIMSCORP was required to, and did, execute and deliver an Investment Agreement in the form attached hereto as Exhibit B (collectively, the "Investment Agreements"). The Investment Agreements include certain acknowledgments and agreements by such former stockholders of HIMSCORP for securities law purposes and also include a so-called "lock up" agreement pursuant to which (in order to protect the partially tax-free nature of the Merger) such former stockholders of HIMSCORP (including the Reporting Person) have agreed not to sell, transfer or otherwise dispose of approximately 75% (as more particularly calculated in accordance with a formula set forth in each of the Investment Agreements) of the shares of Common Stock received by them, respectively, for a period of one year from the date of the Merger. In addition, in connection with the issuance of certain legal opinions regarding the tax-free nature of the Merger, the Reporting Person executed and delivered a certificate both to counsel to HIMSCORP and to counsel to the Issuer certifying that the Reporting Person had, as of the date of the Merger, no present plan or intention to sell, transfer or otherwise dispose of more than 16 2/3% of the shares of Common Stock received by him in connection with the Merger.

          Pursuant to a Joinder to Registration Rights Agreement, dated as of October 31, 1997, by and between Issuer and the Reporting Person (the "Registration Rights Agreement"), the Issuer

[CUSIP No. 46284P 10 4]           Schedule 13 D             [Page 5 of 10 Pages]

has granted to the Reporting Person certain demand and piggyback registration rights with respect to the Common Stock issued to the Reporting Person pursuant to the Merger, including the right, on up to three occasions, to request the Issuer (in some cases at the Issuer's expense) to register such shares of Common Stock for sale to the public.

          Pursuant to the Stockholder Agreement, dated as of September 17, 1997, by and between the Issuer and the Reporting Person (the "Stockholder Agreement"), which is attached hereto as Exhibit C, the Reporting Person (i) represented that, as of the date of such Agreement and as of the date of the Merger, the Reporting Person had no present plan or intention to sell, transfer or otherwise dispose of more than 16 2/3% of the shares of Common Stock received by the Reporting Person in connection with the Merger and (ii) agreed, until September 17, 2007 for so long as the Reporting Person beneficially owns 5% or more of the outstanding shares of Common Stock of the Issuer, not to, and to use best efforts to cause certain related persons not to, without the prior written consent of the Board, (A) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any Equity Securities (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended (the "Securities Act")) of the Issuer or any rights or options to acquire such Equity Securities (other than the shares of Common Stock received by him in the Merger and other than options granted to directors of the Issuer), (B) propose to enter into, directly or indirectly, a merger or other business combination involving the Issuer or propose to purchase, directly or indirectly, a material portion of the assets of the Issuer, (C) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are used in Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), to vote or consent or seek to advise or influence any Person with respect to the voting of, or granting of a consent with respect to, any Voting Securities (as defined in Rule 405 promulgated under the Securities Act) of the Issuer, (D) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) for the purpose of acquiring, holding, voting or disposing of any Equity Securities of the Issuer, (E) otherwise act, alone or in concert with others, to seek to control or influence in any public manner or public forum the management or policies of the Issuer; provided, however, that the foregoing shall not limit the ability to vote any shares of any Equity Securities of the Issuer, (F) disclose any intention, plan or arrangement inconsistent with the foregoing, (G) advise, assist (including by knowingly providing or arranging financing for that purpose) or encourage any other Person in connection with any of the foregoing or (H) take any action (other than in exercising his registration rights under the Registration Rights Agreement) which might require the Issuer to make a public announcement regarding the possibility of a transaction between the Reporting Person and the Issuer (including any of their respective affiliates).

     In connection with the Merger, the Issuer, HIMSCORP, the Reporting Person (as agent for of the former stockholders of HIMSCORP) and State Street Bank and Trust Company, as escrow agent (the "Escrow Agent"), entered into the Escrow Agreement attached hereto as Exhibit D (the "Escrow Agreement"). Pursuant to the terms of the Escrow Agreement, upon consummation of the Merger, the Issuer delivered to the Escrow Agent a stock certificate registered in the name of the Reporting Person, as agent under the Escrow Agreement, representing 112,504.00 shares of Common Stock (the "Escrow Indemnity Funds"). The purpose of the Escrow Indemnity Funds is to satisfy certain indemnification obligations of the former stockholders of HIMSCORP to the Issuer

[CUSIP No. 46284P 10 4]           Schedule 13 D             [Page 6 of 10 Pages]

under the Merger Agreement. The Escrow Indemnity Funds shall be disbursed to the Issuer from time to time or to former stockholders of HIMSCORP after a period of one year following the Closing Date, only in accordance with the terms of the Escrow Agreement. The Issuer's right to indemnification is limited to the lesser of (i) the shares of Common Stock held in escrow and (ii) $2,500,000. Accordingly, Iron Mountain may only collect up to $2,500,000 in value of shares of Common Stock based upon the Escrow Determination Price (as defined below). The Escrow Indemnity Funds were subtracted on a ratable basis from the number of shares of Common Stock to be received by each of the former stockholders of HIMSCORP.

     If a distribution of capital or stock dividend is made on or in respect of shares of Common Stock, or any money or property is distributed with respect to shares of Common Stock, pursuant to a recapitalization or reclassification of the capital of the Issuer, or pursuant to a reorganization or liquidation or dissolution of the Issuer, the money or property to be distributed with respect to the Escrow Indemnity Funds will be delivered to the Escrow Agent to be held by it as part of the Escrow Indemnity Funds. Each former stockholder of HIMSCORP is entitled to receive all ordinary cash dividends paid in respect of his or her shares of Common Stock forming part of the Escrow Indemnity Funds. In connection with any vote and or consents in respect of such shares, the Reporting Person, as agent for the former stockholders of HIMSCORP, shall vote such shares in accordance with the directions of each former stockholder of HIMSCORP. The Reporting Person, as agent for the former stockholders of HIMSCORP, will tabulate all such votes and consents and vote them accordingly (such aggregate number to be rounded down to the nearest whole number in each case).

     Upon written instructions to the Escrow Agent and notice to the Reporting Person from the Issuer, the Escrow Agent will make payments out of the Escrow Indemnity Funds to the Issuer, in accordance with such instructions, unless the Reporting Person objects to such payment. If at any time when the Issuer gives instructions to the Escrow Agent and notice to the Reporting Person of a claim, the Escrow Agent receives a notice from the Reporting Person that a dispute exists relating to the Issuer's right to that portion of the Escrow Indemnity Funds claimed in the Issuer's instructions and notice, the Escrow Agent will retain custody of that portion of the Escrow Indemnity Funds which relates to the unresolved claim until the first to occur of the following events: (i) receipt by the Escrow Agent of a notice signed by the Issuer and the Reporting Person that the dispute has been resolved; or (ii) receipt by Escrow Agent of a final order of a court of competent jurisdiction resolving the dispute and directing the disposition of that portion of the Escrow Indemnity Funds, after which the Escrow Agent shall promptly pay that portion of the Escrow Indemnity Funds which relates to such unresolved claim in accordance with such notice or order. Payments made from the Escrow Indemnity Funds shall be made by transferring shares of Common Stock representing a number of shares of Common Stock equal to the quotient obtained by dividing (a) the amount of such claim by
(b) the average closing price per share of Common Stock for the period of 20 trading days ending three trading days prior to the date of such payment (the "Escrow Determination Price"). Any payment which would result in the disbursement of a fractional share of Common Stock will be rounded to the nearest whole share. In the event that any payment is made pursuant to the Escrow Agreement, the Issuer will deliver to the Escrow Agent a new Certificate registered in the name of the Reporting Person, as agent for the former stockholders of HIMSCORP, representing the number

[CUSIP No. 46284P 10 4]           Schedule 13 D             [Page 7 of 10 Pages]

of shares in the original certificate delivered to the Escrow Agent less such shares disbursed in the payment and all previous payments.

     After the expiration of one year from the date of the closing of the Merger Agreement (the "Escrow Indemnity Period"), the Escrow Agent will mail to each former stockholder of HIMSCORP a certificate for shares of Common Stock which will be each such former stockholder's ratable portion of the Escrow Indemnity Funds less all portions paid to the Issuer during the Escrow Indemnity Period or to be paid to the Issuer to cover certain reimbursements to the Issuer and less any amounts which are the subject of unresolved claims. Upon the resolution of all such unresolved claims and the payment of all such fees, expenses and costs out of the Escrow Indemnity Funds, the balance of the Escrow Indemnity Funds, if any, will be distributed to the persons entitled thereto.

     The Escrow Agreement will terminate upon the earlier to occur of (a) disbursement or release of all of the Escrow Indemnity Funds by the Escrow Agent as provided in the Escrow Agreement and (b) the written mutual consent signed by each of the parties thereto.

          In connection with the Merger, Keystone, a corporation wholly owned by the Reporting Person, and IMRM entered into an Amended and Restated Advisory Agreement pursuant to which Keystone will provide certain financial advisory services to IMRM, and IMRM will pay Keystone a monthly fee of $20,000, for an indefinite period extending until termination by either party upon prior written notice to the other party.

          Except as described in this Item 4, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or distribution policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.


Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Person is the beneficial owner of 939,485.11 shares of Common Stock, which in the aggregate represent approximately 7.0% of the outstanding Common Stock of the Issuer. The percentage calculated in this Item 5 is based upon 13,445,174 shares of Common

[CUSIP No. 46284P 10 4]           Schedule 13 D             [Page 8 of 10 Pages]

Stock outstanding immediately following the Merger, which number of outstanding shares of Common Stock was provided by the Issuer to the Reporting Person on November 5, 1997. The filing of this Statement shall not be construed as an admission by the Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, the Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by the Reporting Person and other than the 87,905.11 shares of Common Stock beneficially owned by the Reporting Person that are being held in escrow pursuant to the terms of the Escrow Agreement.

          Except as indicated in this Item 5 or as set forth below, the Reporting Person does not own beneficially, or have any right to acquire, directly or indirectly, any Common Stock.

          (b) As more fully described in the following paragraphs in this Item 5(b): (1) the Reporting Person has the sole power to vote or to direct the vote of 939,485.11 shares of Common Stock; (2) the Reporting Person has shared power to vote or to direct the vote of 24,598.89 shares of Common Stock; (3) the Reporting Person has sole power to dispose or to direct the disposition of 851,580.00 shares of Common Stock; and (4) the Reporting Person has shared power to dispose or to direct the disposition of 112,504.00 shares of Common Stock.

          The Reporting Person owns of record, as of the date hereof, 851,580.00 shares of Common Stock over which the Reporting Person has sole voting power.
In addition, the Reporting Person beneficially owns 87,905.11 shares of Common Stock that are being held in escrow pursuant to the terms of the Escrow Agreement. As discussed above, pursuant to the terms of the Escrow Agreement, the beneficial owner of shares of Common Stock being held in such escrow has the right to direct the vote of such shares. Because the reporting person is both the beneficial owner and the record owner of such shares, the Reporting Person has the sole power to vote and to direct the vote of 87,905.11 shares, which when added to the 851,580.00 shares directly held of record by the Reporting Person, equals an aggregate of 939,485.11 shares of Common Stock over which the Reporting Person has the sole power to vote and direct the vote.

          The Reporting Person is, pursuant to the terms of the Escrow Agreement, the agent for, and record owner of, 24,958.89 shares of Common Stock being held in escrow pursuant to the terms of the Escrow Agreement (which shares are beneficially owned by other former stockholders of HIMSCORP). Accordingly, the Reporting Person has the shared power to vote (i.e., the power to vote as directed by such former stockholders of HIMSCORP) such 24,958.89 shares of Common Stock.

          The Reporting Person directly owns of record 851,580.00 shares of Common Stock and has the sole power to dispose and direct the disposition of such shares.

          As discussed above, the Reporting Person is, pursuant to the terms of the Escrow Agreement, the agent for, and record owner of, 87,905.11 shares of Common Stock being held in escrow on behalf of all of the former stockholders of HIMSCORP (including the Reporting Person) pursuant to the terms of the Escrow Agreement. Pursuant to the terms of the Investment Agreements described above, each former stockholder of HIMSCORP has appointed the Reporting Person as

[CUSIP No. 46284P 10 4]           Schedule 13 D             [Page 9 of 10 Pages]

such person's agent and attorney-in-fact to take all actions under the Escrow Agreement to direct the Escrow Agent as to the disposition of payments, claims and similar matters. As a result, although the former stockholders of HIMSCORP are the beneficial owners of the respective number of shares being held in escrow on their respective behalf under the Escrow Agreement, the Reporting Person has the power under certain circumstances to direct the disposition of such shares.

          (c) Other than the acquisition of shares of Common Stock in connection with the Merger (as more fully described above), the Reporting Person has not effected a transaction in Common Stock during the past 60 days. The Reporting Person has not previously filed a Schedule 13D with respect to securities of the Issuer.

          (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


          Except as otherwise set forth above, to the best knowledge of the Reporting Person, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the person named in Item 2 or between such person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.

          Exhibit A   --  Merger Agreement.

          Exhibit B   --  Form of Investment Agreement.

          Exhibit C   --  Stockholder Agreement.

          Exhibit D   --  Escrow Agreement.

[CUSIP No. 46284P 10 4]           Schedule 13 D            [Page 10 of 10 Pages]

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                      November 10, 1997
                                                  ---------------------------
                                                             (Date)


                                                      /s/ Kent P. Dauten
                                                  ---------------------------
                                                           (Signature)


                                                          Kent P. Dauten
                                                  ---------------------------
                                                           (Name/Title)


          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

          Attention:   Intentional misstatements or omissions of fact constitute
federal criminal violations (see 18 U.S.C. 1001).